UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 21, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 August 2020

ASX Listing Rules Appendix 3Y

Change of Director’s Interest Notice

Name of entities	BHP Group Limited	BHP Group Plc
	ABN 49 004 028 077	REG NO 3196209

We (the entities) give the ASX1 the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mike Henry

Date of last notice	7 January 2020

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder)	-

Date of change	19 August 2020

No. of securities held prior to change

Ordinary shares:

BHP Group Limited

120,069 – Direct

BHP Group Plc

196,262 – Direct

Options and other rights:

BHP Group Limited

928,784 Maximum number of Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

48,112 Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan.

Class	Ordinary shares in BHP Group Limited

Number acquired	146,072 ordinary shares of BHP Group Limited

Number disposed	67,162 ordinary shares of BHP Group Limited

1	This release was made outside the hours of operation of the ASX market announcements office.

Value/Consideration	Vesting of 123,025 at nil cost 23,047 Dividend Equivalent Payments in shares at nil cost Sale of 67,162 at AUD$39.32 per share (average)

No. of securities held after change

Ordinary shares:

BHP Group Limited

199,779 – Direct

BHP Group Plc

196,262 – Direct

Options and other rights:

BHP Group Limited

736,424 Maximum number of Performance Shares (ordinary shares of BHP Group Limited) under the Long Term Incentive Plan.

17,420 Deferred Shares (ordinary shares in BHP Group Limited) under the Short Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

The acquisition of:

•  34,589 ordinary shares in BHP Group Limited following the vesting of Deferred Shares under the FY2018 Short Term Incentive Plan;

•  111,483 ordinary shares in BHP Group Limited following the vesting of the 2015 Long Term Incentive Plan awards*; and

•  23,047 ordinary shares in BHP Group Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

An on-market sale of 67,162 BHP Group Limited ordinary shares on the Australian Securities Exchange, made in order to meet expected tax obligations.

The lapse of 100,027 Performance Shares (ordinary shares of BHP Group Limited) under the 2015 Long Term Incentive Plan*.

* The five-year performance period for the 2015 Long Term Incentive Plan ended on 30 June 2020. Mike Henry’s 2015 Long Term Incentive Plan award comprised 192,360 awards (awarded prior to his appointment as CEO), subject to achievement of the relative Total Shareholder Return performance conditions and a holistic “look back” review of performance over the five-year period by the Remuneration Committee. For the award to vest in full, Total Shareholder Return must exceed a Peer Group Total Shareholder Return (for 67 per cent of the award) and an Index Total Shareholder Return (for 33 per cent of the award) by an average of 5.5 per cent per year for five years, being 30.7 per cent in total compounded over the performance period from 1 July 2015 to 30 June 2020. Total Shareholder Return includes returns to BHP shareholders in the form of share price movements along with dividends paid and reinvested in BHP (including cash and in-specie dividends). BHP’s Total Shareholder Return performance was positive 29.0 per cent over the five-year period from 1 July 2015 to 30 June 2020. This is above the weighted median Peer Group Total Shareholder Return of positive 9.6 per cent and below the Index Total Shareholder Return of positive 38.5 per cent over the same period. This level of performance results in 48 per cent vesting for the 2015 Long Term Incentive Plan awards. The Remuneration Committee reviewed performance holistically over the five-year period, and determined that it was appropriate to allow 48 per cent of the 2015 Long Term Incentive Plan awards to vest.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-

Nature of interest	-

Name of registered holder (if issued securities)	-

Date of change	-

No. and class of securities to which interest related prior to change	-

Interest acquired	-

Interest disposed	-

Value/Consideration	-

Interest after change	-

Part 3 – Closed period

Were the interests in the securities or contacts detailed above traded during a closed period where prior written consent was required?	No.

If so, was prior written clearance provided to allow the trade to proceed during this period?	Under BHP’s Securities Dealing Policy a Director cannot deal in BHP Group Securities without prior written clearance. This requirement applies to all dealings, including those that occur outside of a Closed Period.

If prior written clearance was provided, on what date was this provided?	N/A

Part 4 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Caroline Cox Group General Counsel & Company Secretary

Contact details	Caroline Cox Tel: +61 3 9609 3633

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 21, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Company Secretary